SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



   RYANAIR ANNOUNCES 260,000 SEATS AT GBP1.00 AT TODAY'S ANNUAL GENERAL MEETING

Ryanair, Europe's No.1 low fares airline today (24 Sept'03) held its Annual General Meeting in Dublin and celebrated the event by releasing 260,000 seats for sale at just GBP1.00 one way (excl. tax). These seats are available only at www.RYANAIR.COM, and must be booked from 11.00am Wednesday 24 Sept'03 to 4.00pm Thursday 25 Sept'03.

Speaking at today's AGM, Ryanair's Chief Executive, Michael O'Leary said;

    "Ryanair's business continues to be robust, with stronger traffic numbers albeit at lower than expected yields. We believe that the yield environment this Winter will continue to be depressed. Ryanair remains committed to driving down air fares, to make air travel more affordable for ordinary European consumers, and to offer choice and competition to the high fare flag carriers that have been overcharging for years. Costs remain under strict control and we therefore remain comfortable - given no changes in present circumstances - with the consensus range of analyst expectations for the fiscal year.

    "Ryanair continues to work closely with the EU Commission, in order to expedite their investigation of our Charleroi agreement. We remain confident that Commissioner de Palacio will in her decision formulate a framework which will not just allow but encourage all publicly owned airports to compete on a level playing field with privately owned airports all over Europe.

    "There has been some ill founded speculation that this decision may adversely damage Ryanair's business model. This is not the case. Publicly owned airports, particularly in the regions of Europe, will continue to compete aggressively to win the low fare, high volume business which Ryanair generates and no EU ruling could ever prohibit or constrain publicly owned airports from competing with the many privately owned airports which Ryanair operates to.

    "Ryanair has revolutionised air travel all over Europe. We are the airline with the lowest fares, and we are the airline opening up direct scheduled services to many secondary and regional airports. As the current KLM - Air France merger discussions highlight, the airline industry in Europe is consolidating into a small number of mega carriers who are forcing consumers to connect across a few large hub airports at much higher prices. In these circumstances it is vitally important that independent low fares airlines like Ryanair provides competition, consumer choice, lower fares and direct services which allow customers to by-pass the congested hub airports and create jobs for local people in their local tourism industry and a viable economic future.

    "By contrast to our rapid growth all over Europe, the situation in Ireland remains pitiful. Whilst we welcomed the Government's decision to break up the Aer Rianta monopoly, the slow pace of change, and the continuing failure to adopt and approve competing terminals at Dublin Airport is hindering competition, choice and lower access fares into Ireland. For a country which has such an outstanding record of being forward looking and forward thinking in attracting inward investment, I find it incredible that the enormous investment in aircraft, jobs and tourism offered by Ryanair, is still being held up by nothing other than a lack of action by the Irish Government.

    "For our part in Ryanair, we remain committed to developing new bases, new routes at existing bases, and additional frequencies on existing routes as we grow to almost 24 million passengers in the current year. This growth will be facilitated by our continuing investment in up to 250 brand new Boeing 737-800 series aircraft, by the creation of 2,000 new jobs for pilots, cabin crew, engineers and ground handling staff at new bases all over Europe, and by continuing to offer air fares that will be on average at least 50% cheaper than our nearest competitor.

    "We estimate that over the past 12 months Ryanair's 20 million passengers have saved over EUR2bn over the high fares charged by our competitors. Ryanair is opening up many secondary and regional airports which the flag carriers have either avoided or withdrawn from. Ryanair is revolutionising tourism and low cost access to cities and towns all over Europe and playing a leading role in advancing the integration of the people all over the European Union. To celebrate we are releasing 260,000 seats for sale at just GBP1 one way (excl. taxes), but these seats are only available up to 4.00pm on Thursday 25th of September and can be booked now at www.RYANAIR.COM."


Ends                                               Wednesday 24th September 2003



For further information
please contact:                 Paul Fitzsimmons         Pauline McAlester
                                Ryanair                  Murray Consultants
                                Tel. 353-1-8121212       Tel. 353-1-4980300



    Note:
    Booking period:  Wed 24th Sept - 4.00pm Thurs 25th Sept.
    Travel Period: 1st Oct - 23 Oct 03 (excl. 17th-19th Oct 03)
    Applicable days: 12.00 Mon - 13.00 Thurs & Sat after 12.00
    Advance purchase: 7 days
    Subject to availability - terms and conditions apply





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 September 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director